Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Buffalo Wild Wings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S–8 (No. 333-110767) of Buffalo Wild Wings, Inc., of our reports dated January 30, 2004, with respect to the consolidated balance sheets of Buffalo Wild Wings, Inc. and subsidiaries as of December 29, 2002 and December 28, 2003 and the related consolidated statements of earnings, stockholders’ equity, and cash flows, and the related consolidated financial statement schedule for each of the fiscal years in the three-year period ended December 28, 2003, which reports appear in the annual report on Form 10-K of Buffalo Wild Wings, Inc. for the fiscal year ended December 28, 2003.

/S/ KPMG LLP

Minneapolis, Minnesota,

March 25, 2004